March 20, 2009

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention: Mr. Patrick Gilmore

Re:	Accelrys, Inc.

Form 10-K for the fiscal year ended March 31, 2008

Filed June 5, 2008

File No. 000-27188

Dear Mr. Gilmore:

This letter is being filed in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), by letter dated March 4, 2009, addressed to Rick Russo, Senior Vice President and Chief Financial Officer of Accelrys, Inc. (“we”, “our”, or the “Company”). The Staff issued the comment letter in response to our letter to the Staff, dated February 12, 2009, pertaining to our Annual Report on Form 10-K for the fiscal year ended March 31, 2008 (the “Form 10-K”).

The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

1.	We note your response to our comments 1 and 5, where you state that you are unable to precisely and objectively quantify the significance and potential effects of certain conditions and events described in your risk factors. Please note that you are required to provide quantitative information that will inform potential investors regarding the extent of the risk that is posed by the conditions or uncertainties you identify. See Item 503(c) of Regulation S-K. While Item 503 does not require you to provide a precise amount you should generally be able to convey informative quantitative information by providing a range, estimates or examples in quantitative terms. Such disclosure would provide investors with information needed to assess the magnitude and scope of the risk. Please confirm that you will provide such disclosure, as applicable, in your future filings.

United States Securities and Exchange Commission

March 20, 2009

The Company acknowledges the Staff’s comment and advises the Staff that it will provide investors with appropriate quantitative disclosure as required under Item 503(c) of Regulation S-K in all applicable future filings with the Commission.

Regarding the risk factors specifically identified by the Staff in its comment, the Company intends to comply with the Staff’s comment by revising these risk factors in all applicable future filings with the Commission as follows:

Our revenue from the sale of computer-aided design modeling and simulation software to the life science discovery research marketplace, which has historically constituted a significant portion of our overall revenue, has been declining over the past several years and may continue to decline in future years. Historically we have derived a significant portion of our revenue from the sale of computer-aided design modeling and simulation software to the discovery research departments in pharmaceutical and biotechnology companies. Based on recurring analyses of incoming orders typically conducted by our sales and marketing departments, we estimate that orders for our computer-aided design modeling and simulation software declined approximately 20% between fiscal year 2006 and fiscal year 2007 and approximately 10% between fiscal year 2007 and 2008. While there is not a linear correlation between product orders and resulting revenue, we believe that our estimates of decreased product orders ultimately reflect a decline in revenue attributable to sales of our computer-aided design modeling and simulation software products. We believe this decline is due to several factors, including industry consolidation, a general reduction in the level of discovery research activity by our customers, increased competition, including competition from open source software, and reductions in information technology spending by our customers. If such declines continue and we do not increase the revenue we derive from our other product and service offerings, our business could be adversely impacted.

We are subject to pricing pressures in some of the markets we serve. The market for computer-aided design modeling and simulation products for the life science industry is intensely competitive, which has led to significant pricing pressure and declines in average selling price over the past several years. Based on recurring analyses of incoming orders typically conducted by our sales and marketing departments, we estimate that the average sales price of our computer-aided design modeling and simulation products for the life science industry declined approximately 15% between fiscal year 2007 and fiscal year 2008 and approximately 7% between fiscal year 2008 and fiscal year 2009. While there is not a linear correlation between our product pricing and competition in the marketplace, we believe that our estimates of decreased prices ultimately reflect increased competition that has led and may continue to lead to pricing pressure with respect to sales of these products. In response to such increased competition and general adverse economic conditions in this market, we may be required to further modify our pricing practices. Changes in our pricing model could adversely affect our revenue and earnings.

United States Securities and Exchange Commission

March 20, 2009

* * * * * * * * * *

With the response provided above, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of the Form 10-K as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Form 10-K or this response letter to the undersigned at (858) 799-5200 or David Mersten at (858) 799-5655.

Sincerely,

/s/ Rick Russo
Rick Russo

FOR ACCELRYS, INC.